Exhibit 12.3

Central Illinois Public Service Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

	3 Months Ended	Year Ended
	March 31,	December 31,
	2008	2007
Net income from continuing operations	$2,899	$16,535
Add- Taxes based on income	1,135	9,322

Net income before income taxes	4,034	25,857

Add- fixed charges:
Interest on long term debt (1)	6,741	36,670
Estimated interest cost within rental expense	90	899
Amortization of net debt premium, discount, and expenses	256	1,105
Total fixed charges	7,087	38,674

Earnings available for fixed charges	11,121	64,531

Ratio of earnings to fixed charges	1.56	1.66

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	628	2,512
Adjustment to pre-tax basis	246	1,416
	874	3,928

Combined fixed charges and preferred stock dividend requirements	$7,961	$42,602

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.39	1.51

(1) Includes FIN 48 interest expense